FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS´ MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO are summoned to meet, on December 22, 2008, at 11:00 am, at the Company’s headquarters, at Avenida Brigadeiro Luiz Antonio, 3142, in the city of São Paulo, in order to resolve on the following Agenda:

(a) Approval of the Management Proposal to include new activity in the Company’s corporate purpose, of management service provision related to food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to the Company’s corporate purpose, including new item “t” to Paragraph 1 of Article 2 of the Bylaws and, subsequently, renumbering the following item; and

(b) Approval of the Management Proposal to amend the Articles of the Bylaws with the purpose to adjust them to the Company’s need in the following regard: (i) reordering words of items XIII and XVIII of Article 9; (ii) amendment of Article 13, Sole Paragraph, allowing the board member, in case of absence or temporary impediment, to appoint, in writing, someone to replace him/her at the respective meeting. Subsequently, to exclude Paragraph 2 of Article 14, and such an Article shall have a Sole Paragraph only; (iii) amendment of the caput of Article 15, specifying in five the minimum number of annual meetings of the Board of Directors and subsequent amendment of the means of verification of the quorum of instatement of these meetings, provided for in Paragraph 3, in view of the amendments of Articles 13 and 14 mentioned above; and (iv) exclusion of word “previously” in items “n”, “p” and “q” of Article 18, and inclusion in item “n” of the maximum value limit for the resolution of matters set forth therein, reordering its terms.

Copies of the Management Proposal are available to Shareholders, at the Company’s headquarters and at the São Paulo Stock Exchange, pursuant to Articles 124 and 135 of Law 6404/76, as well as project of the consolidated Bylaws, referring to matters included in the Agenda.

São Paulo, December 4, 2008.

ABÍLIO DOS SANTOS DINIZ
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 8, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.